Reinsurance Group of America, Incorporated

Clifford R. Jenks

Managing Counsel, Securities

June 29, 2012

VIA EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Reinsurance Group of America, Incorporated (the “Company”)

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed February 29, 2012

File No. 001-11848

Dear Mr. Rosenberg:

This letter is in response to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated June 11, 2012 regarding the above-referenced filing of the Company. This letter sets forth each comment of the Staff in the comment letter (numbered in accordance with the comment letter) and, following each comment, sets forth the Company’s response. The numbered paragraphs below correspond to the paragraphs of your comment letter. Your comments are repeated in boldface, and the Company’s responses in ordinary type follow.

Any figures, percentages or terms within brackets contained in the Company’s proposed disclosures would be updated with then current data in future Commission filings under the Securities Exchange Act of 1934. Similarly, any proposed narrative disclosures would be appropriately revised to conform to actual facts or amounts at that time.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 2 Summary of Significant Accounting Policies

Recognition of Revenues and Related Expenses, page 87

1.	Refer to your proposed disclosure in response to comment one. Please provide further breakdown by each minimum percentage guarantee interest rate. Please include your disclosure, including revisions we have requested, in the amendment to the Form 10-K for fiscal year 2011 as requested in comment two.

The Company respectfully proposes the addition of the following disclosure in the MD&A section of the Company’s 2012 Annual Report on Form 10-K (the “2012 Annual Report”) substantially as shown below. The Company believes an amendment to the Company’s 2011 Annual Report on Form

Mr. Jim B. Rosenberg June 29, 2012 Page 2 of 5

10-K (the “2011 Annual Report”) is not necessary since the Company views this additional disclosure as an enhancement to an existing disclosure and does not believe that investors and analysts would deem this information to be quantitatively or qualitatively material in their analysis of the Company. Therefore, the Company believes that the enhancement of this disclosure would not have changed or influenced the judgment of a reasonable person relying upon the 2011 Annual Report.

Amended Disclosure for 2012 Annual Report:

The following table presents the account values, the weighted average interest-crediting rates and minimum guaranteed rate ranges for the contracts containing guaranteed rates by major class of interest-sensitive product as of December 31, 2012 and 2011:

	Account Value				Current weighted-average interest crediting rate		Minimum guaranteed rate ranges
Interest sensitive contract liability	2012		2011		2012	2011	2012		2011
Traditional individual fixed annuities	$	[xxx]	$	[xxx]	2.47%	2.47%	[x.x – x.x]	%	0.50 – 4.50%
Equity-indexed annuities		[xxx]		[xxx]	4.07%	4.07%	[x.x – x.x]	%	1.00 – 3.00%
Individual variable annuity contracts		[xxx]		[xxx]	4.02%	4.02%	[x.x – x.x]	%	1.50 – 5.42%
Guaranteed investment contracts		[xxx]		[xxx]	3.79%	3.79%	[x.x – x.x]	%	0.00 – 4.50%
Universal life – type policies		[xxx]		[xxx]	4.69%	4.69%	[x.x – x.x]	%	3.00 – 6.00%

The following table presents the account values by each minimum guaranteed rate, rounded to the nearest percentage, by class of interest-sensitive product as of December 31, 2012 and 2011:

Account Value as of December 31, 2012
Interest sensitive contract liability	1%			2%			3%			4%			5%			6%			Total
Traditional individual fixed annuities	$	[xxx	]	$	[xxx	]	$	[xxx	]	$	[xxx	]	$	[xxx	]	$	[xxx	]	$	[xxx	]
Equity-indexed annuities		[xxx	]		[xxx	]		[xxx	]		[xxx	]		[xxx	]		[xxx	]		[xxx	]
Individual variable annuity contracts		[xxx	]		[xxx	]		[xxx	]		[xxx	]		[xxx	]		[xxx	]		[xxx	]
Guaranteed investment contracts		[xxx	]		[xxx	]		[xxx	]		[xxx	]		[xxx	]		[xxx	]		[xxx	]
Universal life – type policies		[xxx	]		[xxx	]		[xxx	]		[xxx	]		[xxx	]		[xxx	]		[xxx	]

Account Value as of December 31, 2011
Interest sensitive contract liability	1%			2%			3%			4%			5%			6%			Total
Traditional individual fixed annuities	$	[xxx	]	$	[xxx	]	$	[xxx	]	$	[xxx	]	$	[xxx	]	$	[xxx	]	$	[xxx	]
Equity-indexed annuities		[xxx	]		[xxx	]		[xxx	]		[xxx	]		[xxx	]		[xxx	]		[xxx	]
Individual variable annuity contracts		[xxx	]		[xxx	]		[xxx	]		[xxx	]		[xxx	]		[xxx	]		[xxx	]
Guaranteed investment contracts		[xxx	]		[xxx	]		[xxx	]		[xxx	]		[xxx	]		[xxx	]		[xxx	]
Universal life – type policies		[xxx	]		[xxx	]		[xxx	]		[xxx	]		[xxx	]		[xxx	]		[xxx	]

Mr. Jim B. Rosenberg June 29, 2012 Page 3 of 5

Note 11. Financial Condition and Net Income on a Statutory Basis—Significant Subsidiaries - (Unaudited), page 124

2.	Refer to your response to our comment two. We do not agree with your position that the statutory figures can be labeled as “unaudited” under the context of AU 508. We have the following additional comments:

a.	Explain why such figures are “preliminary”.

b.	Cite the specific guidance in ASC 944-505-50 that allows the use of “preliminary” and/or “unaudited” figures in complying with the required disclosure.

c.	We have read your response to comment 2b, but continue to believe that the disclosure required by ASC 944-505-50-1 is required by GAAP. In this respect, please disclose the statutory capital and surplus necessary to satisfy regulatory requirements in each jurisdiction.

d.	Refer to your response to comment 2c and your proposed disclosure included in your response to comment 2b. Please provide disclosure to clearly indicate if Timberlake did not meet the minimum statutory capital and surplus regulatory requirements. If Timberlake did meet the minimum statutory capital and surplus regulatory requirements, please clarify what was meant by your statement that Timberlake was the only entity not to comply with regulatory requirements in 2011.

The Company respectfully plans to remove the “unaudited” label from Note 11 – “Financial Condition and Net Income on a Statutory Basis—Significant Subsidiaries” as will be set forth in both Item 8.01 (Other Events) of a Current Report on Form 8-K, expected to be filed with the Commission on or before July 31, 2012 (the “Current Report”) and in the 2012 Annual Report. The Company respectfully advises the Staff that there are no changes to the figures in Note 11. This has been discussed with the Company’s independent registered public accounting firm, Deloitte & Touche LLP, and they concur.

a.	Figures were considered “preliminary” since the stand-alone statutory audits were not completed before the filing of the 2011 Annual Report, therefore, they were disclosed as estimates within Note 11.

b.	ASC 944-505-50 does not explicitly address the use of “preliminary” and/or “unaudited” figures.

c.

ASC 944-505-50-1 requires the disclosure of “The amount of statutory capital and surplus necessary to satisfy regulatory requirements (based on the entity’s current operations) if significant in relation to the entity’s statutory capital and surplus.” The Company respectfully informs the Staff that the amount of statutory capital and surplus necessary to satisfy regulatory requirements, for each of its entities, is not significant in relation to the entity’s statutory capital and surplus. As an illustration, RGA Reinsurance’s capital and surplus was $1.5 billion as of December 31, 2011, whereas its required authorized control level risk based capital, as defined by the National Association of Insurance Commissioners (the “NAIC”), was $0.2 billion, and its total adjusted capital, as defined by the NAIC, for the same period was $1.6 billion. Additionally, as explained in the proposed disclosure below, regulatory requirements differ based on jurisdiction and the legal form of the subsidiary, are subject to interpretation, and the amount

Mr. Jim B. Rosenberg June 29, 2012 Page 4 of 5

changes based on changes in the risk assumed by the subsidiary. Therefore, the Company does not believe it is necessary to disclose the various dollar amounts of the statutory capital and surplus necessary to satisfy regulatory requirements in each jurisdiction due to the reasons explained above. The Company will disclose such information if the minimum statutory requirements become significant in relation to a subsidiary’s statutory capital and surplus. However, in order to provide clarification the Company proposes to revise the opening sentence of the third paragraph of Note 11 – “Financial Condition and Net Income on a Statutory Basis—Significant Subsidiaries” in the Company’s 2012 Annual Report substantially as shown below:

Current Disclosure:

The total capital and surplus positions of the Company’s primary life reinsurance legal entities exceed the capital requirements of the applicable regulatory bodies.

Amended Disclosure for 2012 Annual Report:

Each U.S. domestic insurance subsidiary’s state of domicile imposes minimum risk-based capital (“RBC”) requirements that were developed by the NAIC. The formulas for determining the amount of RBC specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of total adjusted capital, as defined by the NAIC, to authorized control level RBC, as defined by the NAIC. Companies below specific trigger points or ratios are classified within certain levels, each of which requires specified corrective action. Each of the Company’s U.S. domestic insurance subsidiaries exceeded the minimum RBC requirements for all periods presented herein. [Any exceptions or situations where the required capital is significant relative to actual capital will be noted and explained.]

The licensing orders of the Company’s special purpose companies stipulate a minimum amount of capital required based on the purpose of the entity and the underlying business. These companies are subject to enhanced oversight by the regulator which includes filing detailed plans of operations before commencing operations or making material changes to existing agreements or entering into new agreements. Each of the Company’s special purpose captives exceeded the minimum capital requirements for all periods presented herein. [Any exceptions or situations where the required capital is significant relative to actual capital will be noted and explained.]

The Company’s foreign insurance subsidiaries prepare financial statements in accordance with local regulatory requirements. The regulatory authorities in these foreign jurisdictions establish some form of minimum regulatory capital and surplus requirements. All of the Company’s foreign insurance subsidiaries have regulatory capital and surplus that exceed the local minimum requirements. [Any exceptions or situations where the required capital is significant relative to actual capital will be noted and explained.]

d.

The Company respectfully advises the Staff that Timberlake Reinsurance Company II, a special purpose financial captive insurance company (“Timberlake”), met the minimum statutory capital and surplus requirements as of December 31, 2011. However, the minimum requirements were not met as of December 31, 2010 and during some periods in 2011. The Company regularly

Mr. Jim B. Rosenberg June 29, 2012 Page 5 of 5

discusses the capital levels of Timberlake with the South Carolina Department of Insurance. Additionally, Timberlake’s RBC ratio was below the targeted percentage of 100%, as disclosed in Note 14 – “Collateral Finance Facility” in the Company’s 2011 Annual Report. The Company will continue to ensure that any exceptions in the future are also disclosed in the “Financial Condition and Net Income on a Statutory Basis – Significant Subsidiaries” footnote.

* * * * *

In connection with the foregoing, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company appreciates your prompt review and looks forward to hearing from you with respect to the foregoing responses. If you have any questions or if you require any additional information with respect to these matters, please feel free to contact me via telephone at (636) 736-5472 or via facsimile at (636) 736-8561.

Yours sincerely,

/s/ Clifford R. Jenks

Clifford R. Jenks

Managing Counsel, Securities

cc:	Jack B. Lay

John W. Hayden

William L. Hutton, Esq.